SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
______________________

FORM 6-K

REPORT of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June 2012

Commission File Number: 001-35464

                  Caesarstone Sdot-Yam Ltd.
(Translation of registrant’s name into English)

Kibbutz Sdot Yam
MP Menashe
Israel 37804

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

EXPLANATORY NOTE

Caesarstone Sdot-Yam Ltd. (NASDAQ: CSTE) (the “Company”) today announced the results of its Special Meeting of Shareholders held on June 19, 2012, at the Company’s offices located at Kibbutz Sdot-Yam, MP Menashe 37804, Israel.

At the Special Meeting of Shareholders, the shareholders adopted the following resolutions:

  To elect Mrs. Irit Ben-Dov and Mr. Ofer Borovsky as external directors of the Company, each to hold office for a three-year term, subject to, and in accordance with, the provisions of the Israeli Companies Law-1999.

  To approve the reappointment of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the Company’s independent auditors for the year ending December 31, 2012 and its service until the annual meeting of shareholders to be held in 2013 and to authorize the Board of Directors of the Company (the “Board”), upon recommendation of the audit committee, to determine the compensation of the auditors in accordance with the volume and nature of their services.

Only shareholders of record as of the close of business on May 15, 2012 were entitled to vote at the meeting.

Mrs. Irit Ben-Dov was elected to serve as an external director of the Board and has served as a member of the Company’s Board of Directors since the Company’s initial public offering on March 21, 2012. Mrs. Ben-Dov currently serves as an external director and chairperson of the audit committee of Poliram Ltd., an Israeli company and as an external director of Miluot Development Company of Haifa Gulf Farmsteads Ltd., an Israeli company. Mrs. Ben-Dov holds a B.A. in Statistics from Haifa University, Israel and an M.B.A. from the Israeli Branch Derby University, England. Mrs. Ben-Dov is an Israeli Certified Public Accountant.

Mr. Ofer Borovsky was elected to serve as an external director of the Board and has served as a member of the Company’s Board of Directors since the Company’s initial public offering on March 21, 2012. Mr. Borovsky currently serves as an external director of Gan Shmuel Foods Ltd., an Israeli public company traded on the Tel Aviv Stock Exchange, and as a director of Plasson Industries Ltd., an Israeli public company traded on the Tel Aviv Stock Exchange and Plasson Ltd., a private Israeli company. Mr. Borovsky holds a B.A. in Business Administration and Economics from Rupin College, Israel, an M.B.A. from Manchester University, United Kingdom and a D.B.A. from the Business School Lausanne, Switzerland.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAESARSTONE SDOT-YAM Ltd.

Date: June 21, 2012	By:	/s/ Yosef Shiran
Name: Yosef Shiran Title: Chief Executive Officer

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